OfficeMax and Office Depot: A Merger of Equals Manager’s Toolkit February 28, 2013

Filed by OfficeMax Incorporated

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: OfficeMax Incorporated

Commission File No.: 1-5057

Date: February 28, 2013

Discussion of Forward-Looking Statements FORWARD-LOOKING STATEMENTS Certain statements made in this presentation and other written or oral statements made by or on behalf of OfficeMax constitute “forward-looking statements” within the meaning of the federal securities laws, including statements regarding OfficeMax’s future performance, as well as management’s expectations, beliefs, intentions, plans, estimates or projections relating to the future. OfficeMax cannot guarantee that the macroeconomy will perform within the assumptions underlying its projected outlook; that its initiatives will be successfully executed and produce the results underlying its expectations, due to the uncertainties inherent in new initiatives, including customer acceptance, unexpected expenses or challenges, or slower-than-expected results from initiatives; or that its actual results will be consistent with the forward-looking statements and you should not place undue reliance on them. In addition, forward- looking statements could be affected by the following additional factors, among others, related to the business combination: the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement or the failure to satisfy closing conditions; the ability to obtain regulatory approvals or third-party approvals for the transaction and the timing and conditions for such approvals; the ability to obtain approval of the merger by the stockholders of OfficeMax and Office Depot; the risk that the synergies from the transaction may not be realized, may take longer to realize than expected, or may cost more to achieve than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the ability to successfully integrate the businesses; unexpected costs or unexpected liabilities that may arise from the transaction, whether or not consummated; the inability to retain key personnel; future regulatory or legislative actions that could adversely affect OfficeMax and Office Depot; and business plans of the customers and suppliers of OfficeMax and Office Depot. The forward-looking statements made herein are based on current expectations and speak only as of the date they are made. OfficeMax undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of future events, new information or otherwise. Important factors regarding OfficeMax that may cause results to differ from expectations are included in OfficeMax’s Annual Report on Form 10-K for the year ended December 29, 2012, under 1A “Risk Factors”, and in OfficeMax’s other filings with the SEC. 2

Additional Information NO OFFER OR SOLICITATION This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction in connection with OfficeMax’s proposed merger with Office Depot or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC Office Depot will file with the SEC a registration statement on Form S-4 that will include a Joint Proxy Statement of OfficeMax and Office Depot that also constitutes a prospectus of Office Depot. OfficeMax and Office Depot plan to mail the Joint Proxy Statement/Prospectus to their respective shareholders in connection with the transaction. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT OFFICEMAX, OFFICE DEPOT, THE TRANSACTION AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC by OfficeMax and Office Depot through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed by OfficeMax with the SEC by contacting OfficeMax Investor Relations at 263 Shuman Blvd., Naperville, Illinois 60563 or by calling 630-864-6800, and will be able to obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed by Office Depot with the SEC by contacting Office Depot Investor Relations at 6600 North Military Trail, Boca Raton, Florida 33496 or by calling 561-438-3657. 3

Additional Information PARTICIPANTS IN THE SOLICITATION OfficeMax and Office Depot and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the respective shareholders of OfficeMax and Office Depot in respect of the transaction described the Joint Proxy Statement/Prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of OfficeMax and Office Depot in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding OfficeMax’s directors and executive officers is contained in OfficeMax’s Annual Report on Form 10-K for the year ended December 29, 2012 and its Proxy Statement on Schedule 14A, dated March 20, 2012, which are filed with the SEC. Information regarding Office Depot’s directors and executive officers is contained in Office Depot’s Annual Report on Form 10-K for the year ended December 29, 2012 and its Proxy Statement on Schedule 14A, dated March 15, 2012, which are filed with the SEC. 4

A Merger of Equals FY 2012 OfficeMax FY 2012 Office Depot Adjusted Sales $6.9B Adjusted Sales $10.7B Adjusted Operating Income $139M Adjusted EBIT $131M 5

Strategic Benefits of the Merger Enhanced financial performance Increased scale and competitiveness Global footprint Improved customer experience Accelerated innovation Combined company will leverage talented associates and managers with deep industry knowledge 6

A Compelling Combination Company Accomplishment OfficeMax Nation’s 12th largest online retailer* Office Depot Nation’s 6th largest online retailer* OfficeMax One of the 2012 World’s Most Ethical Companies, and the only company in the office supply industry to receive Ethics Inside® Certification by the Ethisphere Institute OfficeMax and Office Depot Ranked in Top 50 of America’s Corporations for Women and Minority Business Enterprises by DiversityBusiness.com from 2000 to 2010 OfficeMax and Office Depot Focus on driving cost efficiencies OfficeMaxand Office Depot Commitment to innovation (i.e., new store formats, services for the business customer) *Internet® Retailer Magazine 2012 Top 500 list 7

Improved Customer Experience Continued focus on a high level of service Improved omni-channel capabilities to better serve our valued customers Products, services and solutions that enable customers to work more efficiently and productively Accelerate change in the office solutions business, bringing to customers innovative solutions for today’s workplace Provide customers with a seamless experience across retail stores, direct sales, telesales and digital environments 8

Accelerated Innovation Sharing customer insights and learnings from innovative pilot programs underway to better identify and fulfill evolving customer needs Improved and expanded eCommerce offerings Complementary capabilities will provide customers with better solutions faster and more efficiently 9

Global Footprint Strong position in multiple geographies 10

What the CEOs are Saying We are excited to bring together two companies intent on accelerating innovation for our customers and better differentiating us for success in a dynamic and highly competitive global industry. Together, we will have the opportunity to build on our strong digital platforms and to expand our multichannel capabilities to better serve our customers and to compete more effectively.” Ravi Saligram, President and CEO, OfficeMax “ Office Depot and OfficeMax share a similar vision and culture, and will greatly benefit from drawing on the industry’s most talented people, combining our best practices and realizing significant savings. We are confident that this merger of equals represents a new beginning for our two companies and will allow us to build a more competitive enterprise for the long term.” Neil Austrian, Chairman and CEO, Office Depot “ 11

Keeping You Informed 12

Keeping You Informed 12 13

Keeping You Informed 13 14

What’s In It For You? The combined company will offer new opportunities for Associates, including: Experiences in a thriving, global, financially stronger company Working with the “best of the best” in our industry 15

What You Can Expect Now Business as usual No changes to our business strategy or initiatives Continued focus on executing against our 2013 initiatives and delighting our customers Ongoing communication to keep you posted about the progress of the merger, as we are able 16

What We Need From You Remember, until the merger closes, OfficeMax and Office Depot Depot will continue to compete vigorously – and operate – as two separate and independent companies. We MUST continue to make decisions independently and not do or say anything that implies that we are a combined entity. You should continue to do business with your customers and vendors according to current OfficeMax policies. In addition, you should not speculate about the transaction with your customers or vendors. Consult the Antitrust Guidelines available within the Integration Hub for additional information. Don’t hesitate to consult with OfficeMax legal counsel if you are unsure about what you can and cannot say or do prior to the transaction’s close. When in doubt, verify! 16 17

17 Let’s stay focused on delivering against our 2013 goals and objectives! 18